FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice of the Revised Forecast of Consolidated Financials for FY2020 (IFRS)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: October 29, 2020	By:	/s/ Christopher O'Reilly
Christopher O'Reilly Global Head of Investor Relations

News Release

Notice of the Revised Forecast of Consolidated Financials for FY2020 (IFRS)

Osaka, Japan, October 29, 2020 - Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) announced today, the revised forecast of the full year consolidated financials for the fiscal year ending March 31, 2021, as below.

1.Revised Forecast for Full Year Consolidated Financials for the Fiscal Year Ending March 31, 2021

(millions of yen)

	Revenue	Core Operating Profit	Operating profit	Profit before income taxes	Net profit attributable to owners of the Company	Basic earnings per share	Core EPS
Previous Forecast (A)*	3,250,000	984,000	395,000	230,000	92,000	58.91 yen	420 yen
Revised Forecast (B)	3,200,000	984,000	434,000	258,000	124,000	79.39 yen	420 yen
Discrepancy (B-A)	-50,000	―	+39,000	+28,000	+32,000	―	―
Change %	-1.5%	―	+9.9%	+12.2%	+34.8%	―	―
* Announced on July 31, 2020.

2.Reasons for Revision
The revenue forecast has been decreased by 50.0 billion JPY, or 1.5%, versus the previous forecast to 3,200.0 billion JPY. This is mainly due to changes in the assumptions of foreign exchange rates reflecting the trend towards appreciation of the yen.
The Operating Profit forecast has been increased by 39.0 billion JPY, or 9.9%, to 434.0 billion JPY. This reflects assumptions for one-time gains from several announced divestitures that were not included in the previous forecast but are now expected to be recognized within the current fiscal year, with the exception of the sale of shareholdings in Takeda Consumer Healthcare Company Limited*1. These divestiture gains are non-recurring items and unrelated to our ongoing operations, and therefore do not affect our Core Operating Profit forecast, which remains unchanged at 984.0 billion JPY. Although there is a negative impact to Core Operating Profit from foreign exchange rate fluctuations, this is expected to be absorbed by business momentum underpinned by cost synergies and efficiencies.
The net profit for the period attributable to owners of the Company forecast has been increased by 32.0 billion JPY, or 34.8%, to 124.0 billion JPY, primarily due to the increase in profit before tax and updated tax rate assumptions.
*1 In August 2020, Takeda announced that it has entered into an agreement to divest Takeda Consumer Healthcare Company Limited (“TCHC”), a wholly-owned subsidiary of Takeda focused on the consumer health care market primarily in Japan, to Blackstone for a total value of 242.0 billion JPY*2. The transaction is expected to close by March 31, 2021, subject to customary legal and regulatory closing conditions. Takeda anticipates a pre-tax gain of approximately 140.0 billion JPY on the sale of shares of TCHC, to be recognized when the transfer of shares is executed and completed, however, it is not included in the revised forecast for the fiscal year ending March 31, 2021. Takeda will continue to assess the appropriate timing of inclusion of this event into its forecast, in consideration of the certainty of exact timing of deal closing.

*2 Enterprise value. Actual transfer price will be determined after adjustment for items including net debt and working capital.

3.Management Guidance
There are no changes to Management Guidance.

	Guidance as of July 31, 2020	Guidance as of October 29, 2020
Underlying Revenue Growth	Low-single-digit growth	Low-single-digit growth
Underlying Core Operating Profit Growth	High-single-digit growth	High-single-digit growth
Underlying Core Operating Profit Margin	Low-30s%	Low-30s%
Underlying Core EPS Growth	Low-teen growth	Low-teen growth

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Diseases, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries.
For more information, visit https://www.takeda.com.

Contacts:

Investor Relations Christopher O’Reilly, +81-(0)3-3278-2306 takeda.ir.contact@takeda.com	Media Relations Kazumi Kobayashi, +81 (0)3-3278-2095 kazumi.kobayashi@takeda.com

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at:
https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

###